

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



09020i

Filed in the office of	Document Number
Z.µ /Mee Ross Miller Secretary of State State of Nevada	20100688614-16
	Filing Date and Time
	09/13/2010 2:46 PM
	Entity Number
	C30902-2004

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

   NORTHERN EXPLORATIONS, LTD.

2. The articles have been amended as follows: (provide article numbers, if available)

   FIRST.   The name of the corporation is:
                 HIGH PLAINS GAS, INC.

   FOURTH.   That the common stock authorized that may be issued by the corporation is
   TWO HUNDRED FIFTY MILLION (250,000,000) shares with a nominal or par value of
   .001. No other class of stock shall be authorized. Said shares with a nominal or par value
   may be issued by the corporation from time to time for such considerations as may be fixed
   from time to time by the Board of Directors.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise
a least a majority of the voting power, or such greater proportion of the voting power as may be
required in the case of a vote by classes or series, or as may be required by the provisions of the
articles of incorporation* have voted in favor of the amendment is: 56 %

4. Effective date of filing: (optional)

                                    (must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of
outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of
the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to
limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees

Nevada Secretary of State Amend Profit-After
Revised 3-6-09